Alaunos Therapeutics, Inc.

501 E. Las Olas Blvd., Suite 300

Fort Lauderdale, FL 33301

(346) 355-4099

Via EDGAR

October 1, 2025

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Jason Drory

Re:	Alaunos Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed September 9, 2025

File No. 333-289748

Dear Mr. Drory:

I write on behalf of Alaunos Therapeutics, Inc. (the “Company”) in response to Staff’s letter of September 17, 2025, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement on Form S-3, filed September 9, 2025 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-3

GENERAL

1.

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 1. SPECIFICALLY, WE NOTE YOUR STATEMENT THAT YOU ARE RELYING, IN PART, ON GENERAL INSTRUCTION I.B.6 TO FORM S-3 TO REGISTER THE RESALE OF COMMON SHARES THAT ARE ISSUABLE PURSUANT TO AN EQUITY LINE FINANCING ARRANGEMENT WITH MAST HILL FUND, L.P. HOWEVER, GIVEN YOUR PUBLIC FLOAT AND THE MAXIMUM PRINCIPAL AMOUNT OF SHARES ISSUABLE PURSUANT TO THE EQUITY LINE FINANCING ARRANGEMENT, IT DOES NOT APPEAR THAT YOU ARE ELIGIBLE TO RELY ON GENERAL INSTRUCTION I.B.6 TO FORM S-3 FOR THE PROPOSED TRANSACTION. IN THIS REGARD, WE NOTE THE MAXIMUM PRINCIPAL AMOUNT OF SHARES ISSUABLE PURSUANT TO THE EQUITY LINE FINANCING ARRANGEMENT APPEARS TO HAVE EXCEEDED ONE-THIRD OF YOUR PUBLIC FLOAT AT THE TIME OF EXECUTION OF YOUR EQUITY PURCHASE AGREEMENT WITH MAST HILL FUND, L.P. REFER TO QUESTION 139.23 OF THE SECURITIES ACT SECTIONS COMPLIANCE AND DISCLOSURE INTERPRETATIONS, AVAILABLE ON OUR WEBSITE. ACCORDINGLY, PLEASE AMEND YOUR REGISTRATION STATEMENT AS APPROPRIATE OR OTHERWISE ADVISE.

In response to this comment, the Company removed the equity line and warrant from the Company’s amended registration statement on Form S-3 and plans to include those securities in a separately submitted registration statement on Form S-1.

Sincerely,

/s/ Holger Weis

Holger Weis

CEO